January 11, 2008


Mr. John Reynolds
Assistant Director, Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

By Edgar, Facsimile and Overnight Mail


     Re:  Brown-Forman Corporation
          Form 10-K for Fiscal Year Ended April 30, 2007
          Filed June 28, 2007
          File No. 002-26821


Dear Mr. Reynolds:

This letter is in response to the following comment in your letter dated December 12, 2007, regarding our Form 10-K for the year ended April 30, 2007.

Item 11.  Executive Compensation

Staff Comment: In setting compensation levels of executive compensation, you indicate your practice to target total compensation at the 55th to 65th percentile of market data. Your disclosure indicates you rely on market data from manufacturing and consumer product companies with whom you compete for executive talent and you list some of these companies. Further, in discussing the compensation of the chief executive officer and corporate executive chairman, you refer to market data and benchmarks of "consumer products and manufacturing companies with $2 to $3 billion in annual sales." In future
Exchange Act filings as appropriate, please clarify the market data and benchmarks used in making your compensation decisions, if material. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters.

Registrant Response: In future Exchange Act filings, we will clarify the market data we use to make compensation decisions.

As described in our Proxy Statement for fiscal year ended April 30, 2007 (SEC File No. 002-26821) on pp. 25-26, "[w]ith respect to the NEOs, the Committee relies in part upon customized compensation survey data provided by Towers Perrin to determine total compensation and what portion of total compensation to allocate to salary, short-term incentive compensation, and long-term incentive compensation. The survey data includes salary, incentive compensation, and internal pay equity information from manufacturing and consumer products companies with whom we may compete for executive talent, companies of comparable size and complexity, and companies that are recognized for their brand leadership. Surveyed companies include Coca-Cola, Diageo North America, H. J. Heinz, Hershey Foods Corporation, Pepsico, Procter & Gamble, and Wm. Wrigley Corporation. The Committee utilizes this information to understand prevailing market practices, to make decisions related to total compensation, and to apportion pay across the various elements of compensation. The Committee may periodically cross-check the Towers Perrin data with the data of other outside independent compensation consultants to ensure the information's reliability."

Specifically, in making compensation decisions for fiscal 2007, we utilized market data from two subsets of Towers Perrin survey data - one of manufacturing companies and one of consumer-durable companies. The number of survey participants in these two subsets was 168 companies, according to Towers Perrin. Survey elements included salary, incentive compensation, and internal pay equity information for a number of senior executive positions. Individual company survey data are not provided or available to us, as the data are provided to Towers Perrin on a confidential basis. We cannot tell which company submitted what data, or if a company supplied data for each pay element or position surveyed. We found, for example, that of the 168 companies that provided survey data for some or all positions, less than 140 submitted CEO pay data, and we have no way of knowing which companies they were. Given the large number of companies that participated in the surveys, we did not believe that their identification would provide meaningful disclosure. Instead, we identified certain representative survey participants. In future filings, if we identify certain companies as having contributed to our market data, we will clarify that such companies are representative only.

The survey data are provided to us in a mathematically combined form as an "interactive tool." Towers Perrin takes all of the raw pay data submitted for each surveyed position (e.g., the CEO job) along with the related company sales volume and performs a mathematical pay regression analysis. This analysis creates predictive market values for each job based on (a) sales volume for the job; and (b) the pay percentile desired. So, to determine a market value for the Brown-Forman CEO role for fiscal 2007, we entered Brown-Forman's expected sales volume for the coming year, along with the percentile of pay we wanted to see (i.e., 50th, 55th, or 65th), and the "interactive tool" provided useful comparative data. We went through this process for each of the two survey subsets mentioned and then did a simple 50/50 average of the data for all pay elements surveyed to arrive at what we considered to be the most useful market information for each pay element and position. We will in future filings provide a more detailed description of this market data along the lines described above.

In addition, in future Exchange Act filings, if we use market data to benchmark compensation, we will clarify how the market data impact specific compensation decisions, and whether actual compensation paid falls within targeted parameters.

With respect to the filings mentioned in your December 12 letter, the company acknowledges that:

 - It is responsible for the adequacy and accuracy of the disclosure in the filings;
 - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
 - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please direct them to me at
(502) 774-7841 or, in my absence, to Jane Morreau, Senior Vice President and Controller at (502) 774-7165.

Sincerely,



/s/ Phoebe A. Wood
Phoebe A. Wood
Vice Chairman and Chief Financial Officer




cc:  Ronald E. Alper